UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

15 May 2008

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-145845) AND FORM S-8 (NOS. 333-112796, 333-112797) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-12818) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

The interim management statement of Barclays PLC dated May 15, 2008 in respect of the first quarter of 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: May 15, 2008	By:	/s/ Marie Smith
Name: Marie Smith
Title: Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 15, 2008	By:	/s/ Marie Smith
Name: Marie Smith
Title: Assistant Secretary

15th May 2008

BARCLAYS PLC

INTERIM MANAGEMENT STATEMENT

Group Performance

Group profit before tax in January and February was broadly in line with the monthly run rate for 2007. Following tougher capital markets trading conditions in March, Group profit for the first quarter was below that of the very strong prior year period.

Business Commentary

Global Retail and Commercial Banking

First quarter profits in Global Retail and Commercial Banking were ahead of the prior year period.

There was solid income growth at UK Retail Banking, with good performances in Current Accounts, Savings and Local Business reflecting increased customer deposits. Mortgage volumes were significantly higher than in 2007. Impairment charges increased slightly and mortgage impairment remained low. Operating expenses were well controlled. Profit before tax decreased due to lower property credits. Excluding these credits, profit increased strongly.

Barclays Commercial Bank saw healthy growth in income. There was a slight decline in profit before tax as costs grew faster than income due to investment in front office staff and infrastructure and lower property credits. Impairment charges increased at a slower rate than book growth.

Very strong growth in profit before tax at Barclaycard was driven by excellent income growth in international markets. Improved impairment charges in UK Cards were offset by higher impairment in the international businesses primarily due to growth in the portfolio. Costs grew more slowly than income and were focussed on investment in the international franchises. The acquisition of Discover’s UK credit cards business was completed on 31st March 2008.

International Retail and Commercial Banking showed solid growth in profit before tax.

Income growth in International Retail and Commercial Banking – excluding Absa was very strong. Operating expenses grew faster than income as we continued to expand the distribution network and invest in people and infrastructure. Impairment charges increased at a rate consistent with the growth in risk tendency. International Retail and Commercial Banking - Absa reported strong growth in profit before tax, reflecting modest income growth and a gain arising from the VISA IPO which offset higher retail impairment. Costs were broadly flat.

Investment Banking and Investment Management

Barclays Capital was profitable in the first quarter despite the difficult trading conditions. There was good growth across the underlying businesses with very strong income growth in interest rate products, emerging markets and currency products. There were net losses of £1.0bn relating to credit market turbulence, including £0.7bn gains on the fair valuation of notes issued by Barclays Capital. Exposures relating to US residential mortgage backed securities were actively managed and declined over the period. Further detail can be found in the Appendix.

Barclays Global Investors delivered good income growth across multiple products. Costs included provisions of £170m relating to support for selected liquidity products, leading to lower profits in the quarter.

Barclays Wealth continued to deliver good profit growth. Solid income growth was driven by higher net interest income resulting from increased customer deposits. Client assets were impacted by falling equity markets, offset by underlying net new asset inflows. Costs remained stable.

April Trading

The profits of Global Retail and Commercial Banking and Investment Banking and Investment Management excluding Barclays Capital for the month of April exceeded those of the prior year period. Barclays Capital remained profitable for the year to date after reversing in April £0.5bn gains on the fair valuation of issued notes arising from the narrowing of own credit spreads.

Capital

We expect our Tier 1 capital and equity Tier 1 ratios under Basel II at 30th June 2008 to be slightly lower than the 7.6% and 5.1% reported as at 31st December 2007. We intend both ratios to be at least at our target levels of 7.25% and 5.25% respectively in time.

Notes

1.	Key trends in the income statement set out above, unless stated otherwise, relate to the three months to 31st March 2008, and are compared to the corresponding three months of 2007. Balance sheet references relate to 31st March 2008 and are compared to the balance sheet as at 31st December 2007.

2.	Trends in income are expressed after the deduction of ‘net claims and benefits on insurance contracts’.

3.	There have been a number of changes to the Group structure and reporting for 2008. There is no change to Group profit. Details of this restatement will be published ahead of the 2008 Interim results. The above narrative refers to the Group structure prior to this restatement.

Interim Management Statement conference call and webcast details

The Group Finance Director’s briefing will be available as a live conference call at 09.00 (BST) on Thursday, 15th May 2008. The telephone number for UK callers is 0845 301 4070 (+44 (0) 20 8322 2723 for all other locations), with the access code ‘Barclays Interim Management Statement’. The briefing will also be available as a live audio webcast on the Investor Relations website at: www.barclays.com/investorrelations and a recording will be posted on the website later.

Timetable

2008 Interim Results Announcement	Thursday, 7th August 2008
Ex Dividend Date	Wednesday, 20th August 2008
Dividend Record Date	Friday, 22nd August 2008
Dividend Payment Date	Wednesday, 1st October 2008

All dates are provisional and subject to change.

For further information please contact

Investor Relations	Media Relations

Mark Merson/John McIvor	Alistair Smith/Robin Tozer
+44 (0) 20 7116 5752/2929	+44 (0) 20 7116 6132/6586

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of Absa into the Group’s business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

APPENDIX

CREDIT MARKET EXPOSURES

Barclays Capital credit market exposures resulted in net losses of £1,006m in the first quarter of 2008, due to continuing dislocation in the credit markets. The net losses, which included £598m in impairment charges, comprised: £495m against ABS CDO Super Senior exposures; and £1,214m against other credit market exposures; partially offset by gains of £703m from the general widening of credit spreads on issued notes held at fair value.

Credit market exposures in this Appendix are stated relative to comparatives as at 31st December 2007.

	Notes	As at
		31.03.2008	31.12.2007
		£m	£m
ABS CDO Super Senior
High Grade		3,446	4,869
Mezzanine		622	1,149

Exposure before hedging		4,068	6,018
Hedges		(84)	(1,347)

Net ABS CDO Super Senior	1	3,984	4,671

Other US sub-prime
Whole loans		2,848	3,205
Other direct and indirect exposures		1,389	1,832

Other US sub-prime	2	4,237	5,037

Alt-A	3	4,475	4,916

Monoline insurers	4	2,784	1,335

Commercial mortgages	5	12,619	12,399

SIV-lite liquidity facilities	6	153	152

Structured investment vehicles	6	412	590

Leveraged Finance	7	7,345	7,368

1.	ABS CDO Super Senior exposures

ABS CDO Super Senior net exposures were £3,984m (31st December 2007: £4,671m). Exposures are stated net of writedowns and charges of £495m incurred in 2008 and hedges of £84m (31st December 2007: £1,347m).

The collateral for the outstanding ABS CDO Super Senior exposures primarily comprised Residential Mortgage Backed Securities (RMBS). The vintages of the RMBS collateral were as follows:

RMBS vintages	High Grade	Mezzanine	Total
2005 and earlier	62%	88%	70%
2006	37%	6%	27%
2007	1%	6%	3%

The combination of subordination, hedging and writedowns provided protection against loss levels to 72% of US sub-prime collateral as at 31st December 2007. In the first quarter of 2008, we liquidated some ABS CDO Super Senior exposures, particularly those where the levels of writedown and hedging were high. The underlying collateral and related hedges are included in the other US sub-prime and Alt-A exposures set out below. The combination of subordination, hedging and writedowns as at 31st March 2008 provided protection against loss levels to 52% of US sub-prime collateral in the remaining ABS CDOs as at 31st March 2008.

2.	Other US sub-prime

	As at
	31.03.2008	31.12.2007
	£m	£m
Whole Loans - performing	2,519	2,827
Whole Loans - more than 60 days past due	329	378

Total whole loans	2,848	3,205

Securities (net of hedges)	269	637
Residuals	101	233
Other exposures with underlying sub-prime collateral:
- Derivatives	473	333
- Loans	546	629

Total other direct and indirect exposure	1,389	1,832

Total other US sub-prime	4,237	5,037

Whole loans included £2,591m (31st December 2007: £2,843m) acquired on or originated since the acquisition of EquiFirst in March 2007, all of which were subject to Barclays underwriting criteria. EquiFirst originated £216m of new loans in the first quarter of 2008. At 31st March 2008 the average loan to value at origination of all of the sub-prime whole loans was 79%.

3.	Alt-A

Net exposure to the Alt-A market was £4,475m (31st December 2007: £4,916m), through a combination of whole loans and securities held on the balance sheet, including those held in consolidated conduits, and residuals.

	As at
	31.03.2008	31.12.2007
	£m	£m
AAA Securities	3,013	3,442
Other Securities	193	208
Whole Loans	798	909
Residuals	19	25
Other exposures with underlying Alt-A collateral:
- Derivatives	276	221
- Loans	176	111

Total	4,475	4,916

Included above are AAA securities of £617m (31st December: £823m) held by consolidated conduits on which a charge of £229m has been taken to reserves. This is expected to reverse over time. The overall protection provided by subordination is 21%.

At 31st March 2008, 95% of the Alt-A whole loan exposure was performing, and the average loan to value ratio at origination was 81%.

4.	Monoline insurers

Barclays Capital held assets with insurance protection or other credit enhancement from monoline insurers. The value of exposure to monoline insurers under these contracts was £2,784m (31st December 2007: £1,335m) reflecting movements in the underlying asset valuations on existing contracts. As the value of the underlying assets fell, the market value of the contracts, and hence Barclays Capital exposure, rose during the first quarter. At 31st March 2008, 67% of the underlying assets comprised collateralised loan obligations, 9% US RMBS and 24% other collateral, primarily US CMBS. There were no claims due under these contracts as none of the underlying assets were in default.

	As at
Monoline exposure by counterparty credit quality	31.03.2008	31.12.2007
	£m	£m
AAA/AA	2,352	1,335
A/BBB	264	—
Non-investment grade	168	—

Total	2,784	1,335

5.	Commercial Mortgages

Exposures in our commercial mortgage backed securities business, all of which are held at fair value, comprised commercial real estate loans of £11,851m (31st December 2007: £11,103m) and commercial mortgage backed securities of £768m (31st December 2007: £1,296m).

	As at
Commercial Real Estate Loans	31.03.2008	31.12.2007
	£m	£m
US	6,132	5,947
Continental Europe	3,951	3,317
UK	1,339	1,422
Asia	429	417

Total	11,851	11,103

The US commercial loan exposure had an average loan to value of 71% and the European exposures had an average loan to value of 65%.

	As at
Commercial Mortgage Backed Securities	31.03.2008	31.12.2007
	£m	£m
AAA securities	594	1,008
Other securities	174	288

Total	768	1,296

6.	SIVs/SIV-lites

Loans and advances to customers included £153m (31st December 2007: £152m) of drawn liquidity facilities in respect of SIV-lites. Total exposure to other structured investment vehicles, including derivatives, undrawn commercial paper backstop facilities and bonds held in trading portfolio assets was £412m (31st December 2007: £590m).

7.	Leveraged Finance

At 31st March 2008, the exposure relating to leveraged finance loans committed but unsold as at 30th June 2007, was £7,345m (31st December 2007: £7,368m). The majority of these loans are fully drawn and are accounted for as originated loans. The credit performance of the assets remains satisfactory.

	As at
Leveraged Finance Exposure	31.03.2008	31.12.2007
	£m	£m
UK	4,144	4,164
US	2,398	2,430
Europe	912	886
Asia	81	78

	7,535	7,558
Impairment gross of fees	(190)	(190)

Loans committed and unsold	7,345	7,368

Barclays Capital’s loans and advances also included retained positions of underwritten leveraged finance transactions of £1,807m at 31st March 2008 (31st December 2007: £1,659m). New leveraged finance commitments originated after 30th June 2007 comprised £1,364m (31st December 2007: £1,148m).

8.	Own Credit

At 31st March 2008, Barclays Capital had issued notes held at fair value of £55.8bn (31st December 2007: £57.2bn). The widening of Barclays credit spreads in the first quarter affected the carrying value of these notes and as a result revaluation gains of £703m were recognised in trading income. A narrowing of credit spreads since 31st March 2008 resulted in a charge of £469m in the month of April.

- ENDS -